Exhibit 12.1

NBCUNIVERSAL MEDIA, LLC

Ratio of Earnings to Fixed Charges

	Historical
	NBCUniversal Media, LLC		NBC Universal, Inc.
	Successor		Predecessor
	Six Months Ended June 30, 2012	For the Period January 29, 2011 to December 31, 2011	For the Period January 1, 2011 to January 28, 2011	Year Ended December 31,
(dollars in millions)				2010	2009	2008	2007
Earnings:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidating subsidiaries	$1,048	$2,046	$(29)	$2,261	$2,188	$2,989	$3,177
Equity in income of investees, net	(132)	(262)	(25)	(308)	(103)	(200)	(243)
Fixed charges	296	496	44	367	139	183	147
Distributed income of equity investees	140	301	—	215	182	218	233
Amortization of capitalized interest, net of amount capitalized	3	(1)	1	16	(1)	(14)	(17)
Noncontrolling interests in pretax income (loss) of subsidiaries	(70)	(184)	3	(75)	(58)	(112)	(137)

Total Earnings	$1,285	$2,396	$(6)	$2,476	$2,347	$3,064	$3,160

Fixed Charges:
Interest expense, including amortization of capitalized financing costs	$231	$389	$37	$277	$49	$82	$55
Interest capitalized	10	19	1	18	30	45	42
Portion of rents representative of an interest factor	55	88	6	72	60	56	50

Total Fixed Charges	$296	$496	$44	$367	$139	$183	$147

Ratio of Earnings to Fixed Charges	4.3x	4.8x	NM	6.7x	16.9x	16.7x	21.5x

NM = Not Meaningful